767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

April 24, 2020

VIA EDGAR

Anuja A. Majmudar
Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Mudrick Capital Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed April 7, 2020 File No. 333-236460

Dear Ms. Majmudar:

On behalf of Mudrick Capital Acquisition Corporation (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 16, 2020 (“Comment Letter 2”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-236460) filed by the Company on April 7, 2020 (“Amendment No. 1”). The responses are based on information provided to us by the Company. Amendment No. 2 (as defined below) also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in bold are the comments contained in Comment Letter 2 pertaining to Amendment No. 1. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in Comment Letter 2.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 2. We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1.

Anuja A. Majmudar Securities and Exchange Commission Page 2

Material Tax Considerations

MUDS Material U.S. Federal Income Tax Considerations, page 144

1.	We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that it has revised the disclosure on page 145 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Presentation

Accounting for the Business Combination, page 175

2.	We note your response to comment 13 that pursuant to the purchase agreement the combined entity is expected to have seven directors on the Board. You also disclose that the expectation that current directors of seller will comprise a majority of the HYMC board of directors following the business combination. Please clarify and revise your disclosures as necessary. In addition, please tell us and disclose the expected number of directors that Seller’s Stockholders (excluding Sponsor and Mudrick Capital Management L.P. and affiliated fund entities) will be able to elect or appoint to the board of directors of the combined entity under both scenarios disclosed on page 16 and 17.

The Company respectfully advises the Staff that it has revised the disclosure on pages 43, 144 and 176 of Amendment No. 2 in response to the Staff’s comment to clarify that four of the seven director nominees to the HYMC Board are current directors of Seller. The Company advises the Staff that no agreement with respect to future board composition exists among the Seller stockholders and/or the Company.

Information about Seller and the Hycroft Business, page 205

3.	We note your response to comments 21 and 22. Please revise to include the metallurgical recovery factor(s) for your mineral resources and mineral reserves.

The Company respectfully advises the Staff that it has revised the disclosure on page 224 of Amendment No. 2 in response to the Staff’s comment to (a) specifically indicate that metallurgical recovery factors used to determine proven and probable reserves are variable based upon the domain and processing method applied and (b) provide a specific cross reference to the detailed domain specific metallurgical recoveries used to estimate proven and probable mineral reserves that are set forth in Table 12-3 in Section 12 of the Hycroft Technical Report, including Au and Ag recoveries by domain for ROM Heap Leach Recovery, ¾” Crushed Heap Leach Recovery, and ½” Crushed Heap Leach Recovery.

Anuja A. Majmudar Securities and Exchange Commission Page 3

Similarly, the Company respectfully advises the Staff that it has revised the disclosure on page 228 of Amendment No. 2 in response to the Staff’s comment to (a) specifically indicate that metallurgical recovery factors used to determine measured, indicated and inferred mineral resources are variable based upon the domain and processing method applied and (b) provide a specific cross-reference to the detailed domain specific metallurgical recoveries used to estimate measured, indicated or inferred mineral resources that are set forth in Table 11-21 in Section 11 of the Hycroft Technical Report, including Au and Ag recoveries by domain for ROM Heap Leach Recovery, ¾” Crushed Heap Leach Recovery, and ½” Crushed Heap Leach Recovery.

Exhibit 96.1, page II-8

4.	We note your response to comment 30. We are unable to locate the degree of uncertainty column in Table 11-11. Please advise.

The Company respectfully advises the Staff that the “degree of uncertainty” columns are contained in new Table 11-20 entitled “Sources and Degree of Uncertainty” to be added to the Hycroft Technical Report. A copy of this new table was included as Attachment 1 to the Company’s letter, dated April 7, 2020 (“Response Letter 1”), responding to the comments contained in the Staff’s letter, dated March 12, 2020, but was misidentified as Table 11-11.

5.	We note your response to comment 32. Please provide disclosure in the amended exhibit similar to the language in your response regarding your assessment of processing and recovery methods to address Item 601(b)(96)(iii)(B)(14)(iv).

The Company respectfully advises the Staff that the disclosure substantially similar to the response provided by the Company in Response Letter 1 regarding Hycroft’s assessment of processing and recovery methods as of the date of issuance of the Hycroft Technical Report to address Item 601(b)(96)(iii)(B)(iv) of Regulation S-K has been inserted into the Hycroft Technical Report under Section 14.1 on page 186 of the Hycroft Technical Report.

Anuja A. Majmudar Securities and Exchange Commission Page 4

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891.

Sincerely yours,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc:	Jason Mudrick

Chief Executive Officer

Mudrick Capital Acquisition Corporation

John O’Callaghan

Assistant Secretary

Mudrick Capital Acquisition Corporation

David S. Stone

Neal, Gerber & Eisenberg LLP